Exhibit 99.1

ArcelorMittal reports third quarter 2020 and nine months 2020 results
Luxembourg, November 5, 2020 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and nine-month periods ended September 30, 2020.

Highlights:
•	Health and safety: LTIF rate[2] of 0.95x in 3Q 2020 as compared to 0.77x in 2Q 2020; 0.92x in 9M 2020
•
Improved operating performance in 3Q 2020 reflects a gradual recovery in steel end markets (in particular automotive) following the severe impacts of COVID-19 lockdowns on economic activity in 2Q 2020 as well as stronger mining segment performance

•	Operating income of $0.7bn in 3Q 2020 (including $0.6bn net reversal of impairments3) as compared to an operating loss of $0.3bn in 2Q 2020 (which included $0.2bn exceptional items3)
•
EBITDA of $0.9bn in 3Q 2020, 27.4% higher as compared to $0.7bn in 2Q 2020, primarily reflects: the impacts on the steel business of 17.5% higher shipments and an improved sales mix (proportionally more sales to automotive customers), offset in part by a negative price-cost effect; and the impacts of higher marketable iron ore prices (+26.2%) and market priced iron ore shipments (+7.5%) driving improved mining segment results

•
Net loss of $0.3bn in 3Q 2020 as compared to net loss of $0.6bn in 2Q 2020; excluding impairment items partially offset by deferred tax expense (each related to the agreed sale of ArcelorMittal USA3), adjusted net loss in 3Q 2020 was $0.2bn as compared to adjusted net loss of $0.3bn in 2Q 2020 (which excluded exceptional items)

•
Free cash inflow of $1.3bn in 3Q 2020 (net cash provided by operating activities of $1.8bn less $0.5bn capex) includes a working capital release of $1.1bn. 9M 2020 working capital release of $0.6bn with full year 2020 guidance of between $0.6bn - $1.0bn

•
Gross debt of $13.7bn and net debt of $7.0bn as of September 30, 2020; net debt reduced by $0.9bn during the quarter primarily driven by positive free cash flow offset in part by forex impacts; net debt lower by $3.7bn as compared to $10.7bn as of September 30, 2019

Strategic update:
•
Deleveraging complete: The Company has long prioritized its $7bn net debt target; having now achieved this level, the Company will now prioritize cash returns to shareholders, starting with the $500m share buyback program initiated on September 28, 2020 (subsequently completed on October 30, 2020); the Company intends to present an updated distribution policy at the time of full year 2020 results

•
$2bn asset portfolio optimization program complete: The agreed sale of 100% of the shares of ArcelorMittal USA (which is expected to close within 4Q 2020) completes the Company’s asset portfolio optimization target 9 months ahead of schedule

•
Strategic repositioning of North American platform: The Company maintains a strong presence in the NAFTA market with cost competitive assets in Canada/Mexico, state of the art finishing assets at Calvert (with the announced intention to build an EAF), and technology leading R&D capabilities

•
Green Steel: The Company will offer its customers green steel[9] by way of a certification system linked to CO2 savings, achieved through investment in decarbonization technologies, starting in 2020, with plans to scale up this offer to 600kt by 2022

•
2050 net zero group carbon emissions target: A group-wide commitment focused on Hydrogen-DRI and Smart Carbon technologies which if supported by appropriate policy framework can make carbon-neutral steel making a reality

Financial highlights (on the basis of IFRS1):
(USDm) unless otherwise shown	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Sales	13,266	10,976	16,634	39,086	55,101
Operating income / (loss)	718	(253)	297	112	908
Net loss attributable to equity holders of the parent	(261)	(559)	(539)	(1,940)	(572)
Basic loss per common share (US$)	(0.21)	(0.50)	(0.53)	(1.73)	(0.56)

Operating income/ (loss) / tonne (US$/t)	41	(17)	15	2	14
EBITDA	901	707	1,063	2,575	4,270
EBITDA/ tonne (US$/t)	52	48	53	50	66
Steel-only EBITDA/ tonne (US$/t)	23	21	34	27	45

Crude steel production (Mt)	17.2	14.4	22.2	52.7	70.1
Steel shipments (Mt)	17.5	14.8	20.2	51.8	64.8
Own iron ore production (Mt)	14.8	13.5	13.6	42.7	42.3
Iron ore shipped at market price (Mt)	9.8	9.2	8.4	27.6	27.5

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

“The third quarter marked an improved operating performance for the Group with steel markets recovering gradually from the very challenging second quarter after the ending of lockdowns. All steel segments saw improved demand with Brazil and ACIS showing particularly encouraging profitability improvement. Our mining segment also delivered a strong performance taking advantage of the higher iron-ore price environment and outperforming production targets.

The quarter was also characterized by strong cash flow generation and the achievement of some important strategic milestones. In this very tough environment, we take considerable satisfaction from the fact that our deleveraging program and asset disposal program are now complete. Following the agreed sale of ArcelorMittal USA, we can now prioritize returning cash to shareholders.

During the quarter we also announced a Group 2050 net zero target and the launch of a green steel product for the first time. We remain hopeful that we will start to see the introduction of the policy required to unlock potential and deliver real progress in the coming years.

The recent rise in COVID-19 cases worldwide makes it prudent to remain cautious about the outlook and we should be prepared for further volatility. However, our success to date in protecting our people, assets, profitability and cashflow throughout the crisis puts us in a good position to take advantage of further economic recovery. We have also learned valuable lessons in how to work smarter and we are determined to continue these efforts to continuously improve our productivity and profitability on an ongoing basis.

Finally, I would like to take this opportunity to thank all our employees who continue to demonstrate great drive, commitment and resilience to keep ArcelorMittal inventing and producing the ever-smarter steels that will be required for the future.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Protecting the health and wellbeing of employees remains the Company’s overarching priority with ongoing strict adherence to World Health Organisation guidelines and specific government guidelines have been followed and implemented. We continue to ensure extensive monitoring, introduced very strict sanitation practices, continue to enforce social distancing measures at all operations, and have implemented remote working wherever possible and provided essential personal protective equipment to our people.
Health and safety performance2 (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel and contractors lost time injury frequency (LTIF) rate was 0.95x in the third quarter of 2020 (“3Q 2020”) as compared to 0.77x in second quarter of 2020 (“2Q 2020”) and 1.36x in third quarter of 2019 (“3Q 2019”). Excluding the impact of ArcelorMittal Italia, the LTIF was 0.56x for 3Q 2020 as compared to 0.50x for 2Q 2020 and 0.82x for the 3Q 2019.
Health and safety performance (inclusive of ArcelorMittal Italia), based on own personnel and contractors lost time injury frequency (LTIF) rate was 0.92x in the first nine months of 2020 (“9M 2020”) as compared to 1.24x in first nine months of 2019 (“9M 2019”). Health and safety performance (excluding the impact of ArcelorMittal Italia) for 9M 2020 was 0.60x as compared to 0.71x for 9M 2019.
The Company’s efforts to improve its health and safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.
Own personnel and contractors - Frequency rate
Lost time injury frequency rate	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Mining	0.35	0.54	1.53	0.58	0.86
NAFTA	0.32	0.46	0.54	0.50	0.53
Brazil	0.36	0.15	0.21	0.33	0.37
Europe	1.04	0.96	1.18	1.00	0.98
ACIS	0.66	0.48	0.59	0.64	0.65
Total Steel	0.60	0.50	0.71	0.62	0.70
Total (Steel and Mining) excluding ArcelorMittal Italia	0.56	0.50	0.82	0.60	0.71
ArcelorMittal Italia	12.15	9.14	13.45	9.58	12.61
Total (Steel and Mining) including ArcelorMittal Italia	0.95	0.77	1.36	0.92	1.24

Key sustainable development highlights for 3Q 2020:

During 3Q 2020, the Company highlighted:

•	Its target to become a net zero carbon emissions Company by 2050, building on its 2019 commitment to become carbon neutral in Europe by the same date;
•
A new offer of green steel[9] by way of a certification system linked to CO2 savings achieved through investment in decarbonization technologies. 30,000 tonnes will be available this year, rising to 120,000 tonnes in 2021 and 600,000 tonnes by 2022;

•	Completion of two environmental projects in Zenica, Bosnia & Herzegovina, including the installation of a second innovative hybrid filter in the sinter plant; and
•	Its intention to set out further details in support of its 2050 net zero target in its second climate action report, which is anticipated to be published before the end of 2020.

Analysis of results for 3Q 2020 versus 2Q 2020 and 3Q 2019
Total steel shipments in 3Q 2020 were 17.5Mt, 17.5% higher as compared with 14.8Mt in 2Q 2020, as economic activity is recovering across all regions following the severe impacts of the COVID-19 pandemic on 2Q 2020, with all segments experiencing quarter-on-quarter shipment growth (Europe +20.1%, Brazil +17.8%, NAFTA +16.8% and ACIS +4.3%). Despite the sequential improvement, steel demand remains well below pre-crisis levels, with total steel shipments in 3Q 2020 13.5% lower as compared with 20.2Mt in 3Q 2019 (Europe -15.6%, Brazil -13.7%, NAFTA -13.6%, and ACIS -8.0%).

Sales in 3Q 2020 were $13.3 billion as compared to $11.0 billion for 2Q 2020 (+20.9%) and $16.6 billion for 3Q 2019. This 20.9% increase was primarily due to higher steel shipments, with a better sales mix (higher automotive volumes share) largely offsetting lower realized selling prices (due to lag effect), and increased mining sales due both to higher market-priced iron ore shipments (+7.5%) and higher seaborne iron ore reference prices (+26.2%). Sales in 3Q 2020 were 20.2% lower as compared to 3Q 2019 primarily due to the impacts of COVID-19 on demand for steel shipments (shipments down -13.5%) and average steel selling prices (-8.4%) offset in part by higher market-priced iron ore shipments (+16.8%) and higher seaborne iron ore reference prices (+15.7%).

Depreciation for 3Q 2020 was stable at $739 million as compared to $739 million for 2Q 2020 and lower as compared to $766 million in 3Q 2019. FY 2020 depreciation is expected to be approximately $3.0 billion (based on current exchange rates).

Net impairment gain3 in 3Q 2020 amounted to $556 million, consisting of the partial reversal of impairment charges recorded following the announced sale of ArcelorMittal USA ($660 million), and an impairment charge of $104 million related to the permanent closure of a blast furnace and steel plant in Krakow (Poland). Impairment charges3 for 2Q 2020 and 3Q 2019 were nil.

Exceptional items for 3Q 2020 and 3Q 2019 were nil. Exceptional items in 2Q 2020 consisted of $221 million of inventory related charges in NAFTA.

Operating income for 3Q 2020 was $718 million as compared to an operating loss of $253 million in 2Q 2020 and an operating income of $297 million in 3Q 2019, impacted by the impairments and exceptional items as discussed above. In addition, operating income for 3Q 2020 compared to 2Q 2020 reflected higher steel volumes and improved mix (although there was no improvement in steel spreads in the quarter due to lag effect), while fixed cost per ton remained broadly stable as temporary measures reversed with increased activity levels.

Income from associates, joint ventures and other investments for 3Q 2020 was $100 million compared to a loss of $15 million for 2Q 2020 and an income of $25 million in 3Q 2019. Income increased in 3Q 2020 on account of improved performance at AMNS India7, Baffinland and Calvert and dividend from Erdemir of $12 million.

Net interest expense in 3Q 2020 was lower at $106 million as compared to $112 million in 2Q 2020 and $152 million in 3Q 2019. The Company continues to expect full year 2020 net interest expense to be approximately $0.5 billion.

Foreign exchange and other net financing losses in 3Q 2020 were $150 million as compared to gains of $36 million in 2Q 2020 and losses of $524 million in 3Q 2019. Foreign exchange gain in 3Q 2020 was $17 million, $123 million in 2Q 2020 and a loss of $112 million in 3Q 2019. 3Q 2020 and 2Q 2020 include immaterial non-cash mark-to-market gains/loss related to the mandatory convertible bond call option as compared to loss of $243 million in 3Q 2019.

ArcelorMittal recorded an income tax expense of $784 million in 3Q 2020 as compared to $184 million for 2Q 2020 and $185 million for 3Q 2019. The tax expense for 3Q 2020 includes $624 million of deferred tax expense (derecognition of deferred tax assets) in Luxembourg due to anticipated lower intra-group income from ArcelorMittal USA (primarily lower branding, R&D fees and interest income) following the announced sale of ArcelorMittal USA.
ArcelorMittal recorded a net loss for 3Q 2020 of $261 million (or $0.21 basic loss per common share), as compared to a net loss for 2Q 2020 of $559 million (or $0.50 basic loss per common share), and a net loss for 3Q 2019 of $539 million (or $0.53 basic loss per common share).

Analysis of segment operations
NAFTA

(USDm) unless otherwise shown	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Sales	3,329	2,768	4,395	10,401	14,535
Operating income / (loss)	607	(327)	(24)	160	(347)
Depreciation	(126)	(136)	(147)	(388)	(418)
Impairment items	660	—	—	660	(600)
Exceptional items	—	(221)	—	(462)	—
EBITDA	73	30	123	350	671
Crude steel production (kt)	4,432	3,698	5,658	13,633	16,636
Steel shipments (kt)	4,435	3,797	5,135	13,768	15,892
Average steel selling price (US$/t)	701	670	792	698	835

NAFTA segment crude steel production increased by 19.8% to 4.4Mt in 3Q 2020, as compared to 3.7Mt in 2Q 2020 which was heavily impacted by the lockdown measures in response to the COVID-19 pandemic. Following the gradual improvement in demand, particularly automotive, ArcelorMittal restarted BF#4 at Indiana Harbour (US) during the quarter and BF#D at Burns Harbour (US) in August following repairs undertaken mid-July. Nevertheless, demand has not yet recovered to pre-crisis levels and production in 3Q 2020 was 21.7% lower than the same period of 2019.
Steel shipments in 3Q 2020 increased by 16.8% to 4.4Mt, as compared to 3.8Mt in 2Q 2020, due to improved demand particularly from the automotive sector.
Sales in 3Q 2020 increased by 20.3% to $3.3 billion, as compared to $2.8 billion in 2Q 2020, primarily due to the increase in steel shipments and a 4.6% increase in average steel selling prices (primarily on account of the improved sales mix).
3Q 2020 operating income includes a $660 million gain related to the partial reversal of impairments recorded in ArcelorMittal USA following the announced sale. Impairment charges for 2Q 2020 and 3Q 2019 were nil. Exceptional items for 2Q 2020 of $221 million related to inventory charges.
Operating income in 3Q 2020 was $607 million as compared to a loss of $327 million in 2Q 2020 and loss of $24 million in 3Q 2019. Operating results for 3Q 2020 were impacted by the reversal of impairments and for 2Q 2020 were impacted by exceptional items, as noted above.
EBITDA in 3Q 2020 of $73 million was higher as compared to EBITDA of $30 million in 2Q 2020, primarily due to higher steel shipments (including higher activity related fixed costs) and favorable mix, partially offset by a negative price cost effect (lower realized selling prices and higher input costs).
EBITDA in 3Q 2020 of $73 million was lower as compared to $123 million in 3Q 2019 driven primarily by lower steel shipments (-13.6%) and lower average steel selling prices (-11.6%), offset in part by lower fixed costs.

Brazil

(USDm) unless otherwise shown	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Sales	1,603	1,192	1,929	4,387	6,211
Operating income	197	117	196	464	669
Depreciation	(55)	(51)	(62)	(175)	(211)
EBITDA	252	168	258	639	880
Crude steel production (kt)	2,300	1,692	2,669	6,671	8,512
Steel shipments (kt)	2,425	2,059	2,810	6,835	8,475
Average steel selling price (US$/t)	625	550	676	608	695

Brazil segment crude steel production increased by 35.9% to 2.3Mt in 3Q 2020 as compared to 1.7Mt for 2Q 2020 with increases in both flat and long products. Nevertheless, demand has not yet recovered to pre-crisis levels and production in 3Q 2020 was 13.8% lower as compared to 2.7Mt in 3Q 2019.
Given the improving market conditions and favorable cost position, the Company restarted BF#2 at ArcelorMittal Tubarão (Brazil) at the end of July 2020 (idled since June 2019). In addition, as domestic demand has improved following COVID-19 pandemic impacts experienced during 2Q 2020, the Company has recently restarted BF#3 at ArcelorMittal Tubarão (idled since April 2020).
Steel shipments in 3Q 2020 increased by 17.8% to 2.4Mt as compared to 2.1Mt in 2Q 2020, primarily due to recovery in domestic demand for both flat and long products after the height of the COVID-19 pandemic impacts in 2Q 2020.
Sales in 3Q 2020 increased by 34.5% to $1.6 billion as compared to $1.2 billion in 2Q 2020, with a 17.8% increase in steel shipments and a 13.7% increase in average steel selling prices.

Operating income in 3Q 2020 of $197 million was higher as compared to $117 million in 2Q 2020 and stable compared to $196 million in 3Q 2019.
EBITDA in 3Q 2020 increased by 49.9% to $252 million as compared to $168 million in 2Q 2020, primarily due to higher steel shipments (including higher activity related fixed costs), a favorable mix impact (increased domestic sales) and positive price cost effect.
EBITDA in 3Q 2020 was 2.4% lower as compared to $258 million in 3Q 2019 primarily due to lower steel shipment volumes (-13.7%) offset in part by lower fixed costs including the benefit of exchange rates.

Europe

(USDm) unless otherwise shown	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Sales	7,013	5,800	8,796	20,467	29,686
Operating loss	(342)	(229)	(168)	(997)	(458)
Depreciation	(356)	(355)	(311)	(1,058)	(933)
Impairment	(104)	—	—	(196)	(497)
Exceptional items	—	—	—	(191)	—
EBITDA	118	126	143	448	972
Crude steel production (kt)	7,908	7,074	10,432	24,894	34,883
Steel shipments (kt)	8,187	6,817	9,698	24,304	33,062
Average steel selling price (US$/t)	651	633	686	641	707

Europe segment crude steel production increased by 11.8% to 7.9Mt in 3Q 2020 as compared to 7.1Mt in 2Q 2020 which was heavily impacted by the lockdown measures in response to the COVID-19 pandemic. Nevertheless, demand and activity levels have since gradually improved, as lockdowns eased through 2Q 2020 and into 3Q 2020, particularly with automotive and manufacturing restarts. As a result, the Company resumed some steel-making capacity in France, Spain and Germany, with some of the restarts required to ensure continuity of supply to customers during the planned major reline of a blast furnace at Gent, Belgium that began late August 2020. Nevertheless, demand has not yet recovered to pre-crisis levels and production in 3Q 2020 was 24.2% lower as compared to 10.4Mt in 3Q 2019.
Steel shipments in 3Q 2020 improved by 20.1% to 8.2Mt as compared to 6.8Mt in 2Q 2020 primarily driven by higher flat steel shipments (+29.6%). Steel shipments were 15.6% lower in 3Q 2020 as compared to 9.7Mt in 3Q 2019 (in both flat and long products) primarily due to the impacts of the COVID-19 pandemic.
Sales in 3Q 2020 were $7.0 billion, 20.9% higher as compared to $5.8 billion in 2Q 2020, primarily due to higher shipment volumes as discussed above and an improved sales mix (higher flat products shipments, in particular automotive sales) and higher selling prices in US dollars.
Impairment charges for 3Q 2020 were $104 million related to the closure of the blast furnace and the steel plant in Krakow (Poland). Impairment charges for 2Q 2020 and 3Q 2019 were nil.

Operating loss in 3Q 2020 was $342 million as compared to a loss of $229 million for 2Q 2020 and $168 million in 3Q 2019.
EBITDA in 3Q 2020 of $118 million was 6.5% lower as compared to $126 million in 2Q 2020, primarily due to a negative price-cost effect (3% decline in selling prices denominated in euros and higher input prices) offset in part by higher volumes (including higher activity related fixed costs) and a favorable mix.
EBITDA in 3Q 2020 decreased by 17.5% as compared to $143 million in 3Q 2019 primarily due to the impact of lower steel shipments and a negative price-cost effect which was partially offset by lower fixed costs.

ACIS

(USDm) unless otherwise shown	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Sales	1,400	1,184	1,654	4,030	5,205
Operating income / (loss)	37	(70)	35	(93)	213
Depreciation	(82)	(75)	(93)	(243)	(259)
Exceptional items	—	—	—	(21)	—
EBITDA	119	5	128	171	472
Crude steel production (kt)	2,544	1,956	3,450	7,498	10,025
Steel shipments (kt)	2,499	2,395	2,718	7,508	8,562
Average steel selling price (US$/t)	465	408	532	449	536

ACIS segment crude steel production in 3Q 2020 increased by 30.0% to 2.5Mt as compared to 2.0Mt in 2Q 2020 primarily due to a recovery in demand following COVID-19 pandemic effects experienced during 2Q 2020 in Kazakhstan and South Africa8, offset in part by planned maintenance in Ukraine. Nevertheless, demand has not yet recovered to pre-crisis levels and production in 3Q 2020 was 26.2% lower as compared to 3.5Mt in 3Q 2019.
Steel shipments in 3Q 2020 increased by 4.3% to 2.5Mt as compared to 2.4Mt as at 2Q 2020, mainly due to partial recovery in demand in South Africa following the stringent lockdown measures introduced in 2Q 2020 due to COVID-19.
Sales in 3Q 2020 increased by 18.3% to $1.4 billion as compared to $1.2 billion in 2Q 2020, primarily due to higher steel shipments (+4.3%) and higher average steel selling prices (+13.9%).

Operating income in 3Q 2020 was $37 million as compared to an operating loss of $70 million in 2Q 2020 and an operating income of $35 million in 3Q 2019.
EBITDA was $119 million in 3Q 2020 as compared to $5 million in 2Q 2020, primarily due to positive price cost-effects.
EBITDA in 3Q 2020 was lower as compared to $128 million in 3Q 2019, primarily due to lower steel shipments and negative price-cost effect offset in part by lower fixed costs (including favorable exchange rates).

Mining

(USDm) unless otherwise shown	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Sales	1,200	1,064	1,182	3,254	3,732
Operating income	382	282	260	832	1,030
Depreciation	(114)	(109)	(112)	(352)	(332)
EBITDA	496	391	372	1,184	1,362

Own iron ore production (Mt)	14.8	13.5	13.6	42.7	42.3
Iron ore shipped externally and internally at market price (a) (Mt)	9.8	9.2	8.4	27.6	27.5
Iron ore shipment - cost plus basis (Mt)	5.0	4.8	6.2	14.6	16.4
Own coal production (Mt)	1.2	1.4	1.4	3.9	4.1
Coal shipped externally and internally at market price (a) (Mt)	0.6	0.7	0.7	2.1	2.1
Coal shipment - cost plus basis (Mt)	0.6	0.6	0.8	1.8	2.2
(a) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines

Own iron ore production in 3Q 2020 increased by 8.9% to 14.8Mt as compared to 13.5Mt in 2Q 2020 primarily due to higher production at ArcelorMittal Mines Canada (AMMC) (recovery from COVID-19 impacts experienced during April 2020 per operating restrictions imposed at the mine per government), and at Hibbing following its restart in July 2020 (previously idled in early May 2020 due to lower internal requirements).
Own iron ore production in 3Q 2020 increased by 8.8% as compared to 13.6Mt in 3Q 2019 primarily due to higher production in AMMC, Ukraine and Liberia offset by lower production in Hibbing as discussed above.
Market-priced iron ore shipments in 3Q 2020 increased by 7.5% to 9.8Mt as compared to 9.2Mt in 2Q 2020, primarily driven by higher shipments in AMMC. Market-priced iron ore shipments in 3Q 2020 were 16.8% higher as compared to 3Q 2019 reflecting higher production levels in particular at AMMC and Ukraine. Following the better than expected 3Q 2020, the Company has revised its previous guidance and now expects FY 2020 market-priced iron ore shipments to be broadly stable as compared to 2019 (versus ~5% decline).
Own coal production in 3Q 2020 of 1.2Mt decreased by 11.1% as compared to 1.4Mt in 2Q 2020 primarily due to lower production at both Temirtau (Kazakhstan) and Princeton (US). Own coal production in 3Q 2020 decreased by 17.1% to 1.2Mt as compared to 1.4Mt in 3Q 2019 primarily due to lower production at both Temirtau (Kazakhstan) and Princeton (US).
Market-priced coal shipments in 3Q 2020 declined by 11.1% to 0.6Mt as compared to 0.7Mt in 2Q 2020 with lower production as explained above.
Operating income in 3Q 2020 increased to $382 million as compared to $282 million in 2Q 2020 and $260 million in 3Q 2019.
EBITDA in 3Q 2020 increased by 26.6% to $496 million as compared to $391 million in 2Q 2020, reflecting the positive impact of higher market-priced iron ore shipments (+7.5%) and seaborne market prices (+26.2%), offset in part by higher freight costs and lower quality premia. EBITDA in 3Q 2020 was 33.3% higher as compared to $372 million in 3Q 2019, primarily due to higher market-priced iron ore shipments (+16.8%) and higher seaborne iron ore reference prices (+15.7%), offset in part by lower quality premia and lower coking coal reference prices (-30.2%).

Liquidity and Capital Resources
For 3Q 2020 net cash provided by operating activities was $1,770 million as compared to $302 million in 2Q 2020 and $328 million in 3Q 2019. Net cash provided by operating activities in 3Q 2020 includes a working capital release of $1,072 million (primarily due to reduced inventories), as compared to a working capital investment of $392 million in 2Q 2020 and a working capital investment of $203 million in 3Q 2019.
Net cash used in investing activities during 3Q 2020 was $486 million as compared to $364 million during 2Q 2020 and $816 million in 3Q 2019. Capex of $520 million in 3Q 2020 compares to $401 million in 2Q 2020 and $941 million in 3Q 2019. As described previously, the Company responded to the COVID-19 impact with actions taken to reduce production and adapt its costs to the operating environment. All non-essential capex was suspended, while the Mexico hot strip mill project, the agreed Italian projects and certain projects to reduce CO2 emissions continue. Maintenance capex is still expected to match reduced operating rates and the FY 2020 capex guidance of approximately $2.4 billion is maintained.
Net cash provided by other investing activities in 3Q 2020 of $34 million as compared to $37 million in 2Q 2020. Net cash provided by other investing activities in 3Q 2019 of $125 million primarily included net proceeds from the sale of the remaining 2.6% stake in Gerdau ($116 million cash received following the sale of 30 million shares) and the final installment of disposal proceeds from ArcelorMittal USA’s 21% stake in the Empire Iron Mine Partnership ($44 million), partially offset by the quarterly lease payment for ArcelorMittal Italia.
Net cash used in financing activities in 3Q 2020 was $401 million as compared to net cash provided by financing activities in 2Q 2020 of $1.5 billion and $659 million in 3Q 2019. Net cash used in financing activities in 3Q 2020 primarily includes bond repayments (remaining $318 million balance on EUR 600 million 2.875% and the $237 million balance of CHF 225 million 2.50% that each matured in July 2020). Net cash provided by financing activities in 2Q 2020 included net proceeds from the $2 billion offering of common shares and mandatorily convertible notes ($750 million common shares and $1.25 billion mandatorily convertible notes). Net cash provided by financing activities in 3Q 2019 included a net inflow of $804 million from bond issuances and early redemptions.
During 3Q 2020, the Company paid dividends of $55 million to minority shareholders of ArcelorMittal Mines Canada4  (AMMC) and Bekaert (Brazil), as compared to $7 million in 2Q 2020. During 3Q 2019, the Company paid dividends of $61 million mainly to minority shareholders in AMMC.
On September 28, 2020, in connection with the announced sale of 100% of the shares of ArcelorMittal USA, ArcelorMittal announced its intention to repurchase, between September 28, 2020 and March 31, 2021, shares for an aggregate maximum amount of $500 million. As of September 30, 2020, the Company had paid $13 million towards this repurchase and subsequently the share buyback program has been completed as of October 30, 2020.
Outflows from lease payments and other financing activities (net) were $63 million for 3Q 2020, $59 million in 2Q 2020 and $84 million in 3Q 2019.
As of September 30, 2020, the Company’s cash and cash equivalents amounted to $6.6 billion as compared to $5.7 billion as of June 30, 2020 and $5.0 billion as of December 31, 2019. Gross debt marginally increased to $13.7 billion as of September 30, 2020, as compared to $13.5 billion as of June 30, 2020 and was lower as compared to $14.3 billion as of December 31, 2019. As of September 30, 2020, net debt decreased to $7.0 billion as compared to $7.8 billion as of June 30, 2020 driven by working capital release offset in part by foreign exchange loss on debt (following 4.6% depreciation of USD versus EUR).
As of September 30, 2020, the Company had liquidity of $12.2 billion, consisting of cash and cash equivalents of $6.7 billion (includes $0.1 billion of cash and cash equivalent held as part of assets held for sale) and $5.5 billion of available credit lines5. The $5.5 billion credit facilities contain a financial covenant not to exceed 4.25x Net debt / LTM EBITDA (as defined in the facilities). As of September 30, 2020, the average debt maturity was 4.8 years.

Key recent developments
•
On November 2, 2020, ArcelorMittal announced it has completed the share buyback program announced on September 28, 2020. By market close on October 30, 2020, ArcelorMittal had repurchased 35,636,253 million shares for a total value of approximately €424,927,793 (equivalent to $499,999,991) at an approximate average price per share of €11.92. All details are available on the Company’s website at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.

•	In October 2020, pursuant to cash tender offers, ArcelorMittal repurchased :
◦
€263,583,000 of its EUR denominated 3.125% Notes due 2022 for a total aggregate purchase price (including accrued interest) of €279,260,967.51. Following this purchase, €486,417,000 principal amount remained outstanding.

◦
€133,121,000 of its EUR denominated 0.95% Notes due 2023 for a total aggregate purchase price (including accrued interest) of €133,794,606.71. Following this purchase, €366,879,000 principal amount remained outstanding.

◦
$243,107,000 [1] of its U.S. dollar denominated 6.125% notes due 2025 for a total aggregate purchase price (including accrued interest) of $289,977,692. Following this purchase, $256,893,000 principal amount remained outstanding. ([1] On October 16, 2020, following final expiration of the offer, ArcelorMittal repurchased additional $1,033,000 aggregate principal amount of 2025 Notes).

•
On October 8, 2020, ArcelorMittal Poland announced its intention to permanently close its primary steelmaking operations at its unit in Kraków and concentrate the production of hot metal in our two blast furnaces in Dabrowa Gornicza, to improve cost competitiveness. The shutdown process in the blast furnace and the steel shop began in October 2020. The blast furnace and steel shop in Kraków were temporarily idled in November 2019, as a result of the market downturn, high energy costs and large volumes of steel imports from outside the EU. The coke plant in Kraków will continue to operate as well as the downstream operations (two rolling mills, the hot dip galvanizing line and the new organic coating line). The slabs for the rolling mills in Kraków will come mainly from the steel shop in Dabrowa Gornicza.

•
On September 30, 2020, ArcelorMittal announced a group-wide target of being carbon neutral by 2050, building on the commitment made in 2019 by its European business to reduce emissions by 30% by 2030, and be carbon neutral by 2050. The transition to net zero for steel is a significant challenge that will require not only extensive technology innovation, but new forms of policy and financial support. ArcelorMittal has identified two low-emissions steelmaking routes, both of which have the potential to lead to carbon-neutral steelmaking:

◦
The Hydrogen-DRI route, which essentially uses hydrogen as a reducing agent instead of fossil fuels. A demonstration plant in Hamburg, where ArcelorMittal owns Europe’s only operational DRI-EAF plant, is currently planned with a targeted start-up in 2023-2025 (depending on funding).

◦
The Smart Carbon route is centered around modifying the blast furnace route to create carbon neutral steelmaking through a combination of circular carbon - in the form of sustainable biomass or carbon containing waste streams - and carbon capture and use (CCU) and storage (CCS). It will also use hydrogen gas injection. ArcelorMittal is well advanced on constructing several commercial-scale projects to test and prove a range of Smart Carbon technologies. Start-up target for key projects is targeted in 2022.

While both routes have the potential to deliver carbon-neutral steel by 2050, we believe that Smart Carbon can deliver results sooner, and make a meaningful contribution to CO2 emissions reduction this decade, while industrial scale production from the Hydrogen-DRI route is unlikely to be significant before 2030 due to the current high costs.

Given the new low emissions technologies required much more cost than the technology used in steel-making today, extensive new policy will be required to make the transition to lower emission and ultimately net zero steel-making possible.

The Company has also previously outlined the policy framework environment it believes is required for carbon-neutral steelmaking to become a reality, which includes: a global level playing field which avoids the risk of carbon leakage through mechanisms such as green border adjustments; access to abundant and affordable clean energy policies which support the development of the necessary clean energy infrastructure; access to finance for low-emissions steelmaking, including innovation funding as well as fair criteria for new forms of sustainable finance; the introduction of instruments such as contracts for difference to cover the significant additional cost of low-carbon technologies until they become commercially viable; and policies which accelerate the transition to a circular economy.
•
On September 28, 2020, ArcelorMittal announced it had entered into a definitive agreement with Cleveland-Cliffs Inc. (“Cleveland Cliffs”) pursuant to which Cleveland-Cliffs will acquire 100% of the shares of ArcelorMittal USA for a combination of cash and stock with an aggregate agreed equity value consideration of $1.4 billion upon closing of the Transaction.

Approximately one third of the consideration is in upfront cash ($505 million). The remaining two thirds of the consideration is in the form of equity:
◦
stock component of ~78 million shares of Cleveland-Cliffs common stock with value of $500 million (Number of shares determined by agreed value of $500 million based on volume weighted average price of Cleveland-Cliffs common shares from August 19, 2020 to September 25, 2020 of $6.39 per share); and

◦
non-voting preferred stock redeemable for ~58 million shares of Cleveland-Cliffs common stock with an aggregate value of $373 million or an equivalent amount in cash (Number of shares determined by agreed value of $373 million based on volume weighted average price of Cleveland-Cliffs common shares from August 19, 2020 to September 25, 2020 of $6.39 per share).

In addition, Cleveland-Cliffs will assume the liabilities of ArcelorMittal USA, including net liabilities of approximately $0.5 billion and pensions and other post-employment benefit liabilities (“OPEB”)10.

The transaction has received the approval of both ArcelorMittal and Cleveland-Cliffs Boards of Directors and is expected to close within the fourth quarter of 2020, subject to receipt of regulatory approvals and satisfaction of other customary closing conditions.

•
On September 28, 2020, ArcelorMittal announced a share buyback program, in connection with the announced sale of 100% of the shares of ArcelorMittal USA. The shares acquired under the program are intended i) to meet ArcelorMittal’s obligations under debt obligations exchangeable into equity securities, and/or ii) to reduce its share capital. ArcelorMittal intends to repurchase, between September 28, 2020 and March 31, 2021, shares for an aggregate maximum amount of $500 million.

•
On August 12, 2020, ArcelorMittal announced its intention to build an Electric Arc Furnace (EAF) steel making facility at AMNS Calvert. Once completed the planned facility will be capable of producing 1.5Mt of steel slabs for the Hot Strip Mill and producing a broad spectrum of steel grades required for Calvert’s end user markets. Construction is expected to take 24 months and the new facility is anticipated to create 300 additional jobs in the community. Whilst the finished steel capacity at Calvert remains unchanged at 5.2Mt, the EAF will reduce the requirement to maintain slab inventory (significantly reduced working capital needs) and optimize slab supply and satisfying the “melt and poured” procurement requirements under the United States-Mexico-Canada Agreement (USMCA).

Outlook and guidance
The easing of lockdown measures has seen activity levels improving since 2Q 2020; nevertheless, demand remains below normal and the pace and profile of recovery is uncertain. The Company has begun to restart hot idled capacity as market demand improves on a region by region basis. Nevertheless, as concerns around second wave impacts persist, the Company maintains its flexibility to quickly adapt production as conditions evolve.
The Company continues to focus on cost reduction initiatives to protect profitability as it navigates the evolving demand backdrop. Moving forward, as economic activity recovers the Company will respond by increasing production, leading to the return of some fixed cost. However, this will be in line with higher volumes, and so fixed costs per-tonne are not expected to increase.
At the same time, the experience of the last 6-7 months has, through necessity, forced the business to operate differently in particular with a leaner cost structure. The Company is now using this experience to identify and develop its options for further structural cost improvements, to appropriately position the fixed cost base for the post COVID-19 operating environment. The Company has started to take some actions during 3Q 2020, including the announced permanent closure of the blast furnace in Kraków, Poland and will provide further details of the program with full year 2020 results in February 2021.
The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital movements) to total $3.7 billion in 2020 versus the $3.5 billion previous guidance. This includes cash taxes, pensions and other cash costs of $0.8 billion (versus previous guidance of $0.6 billion); largely due to increased cash tax payments. FY 2020 capex and net interest costs are expected to remain at $2.4 billion and $0.5 billion, respectively.
The Company released $0.6 billion of working capital in the 9M 2020 and revised its full year working capital release guidance to ~$0.6 to $1.0 billion (from previous target of $1 billion working capital efficiencies).
The Company has now reached its $7bn net debt target, and deleveraging has been completed. The Company’s capital allocation priority will now shift to returning cash to shareholders. The process has begun with a $500 million share buyback program that was initiated following the announced sale of ArcelorMittal USA (and the program subsequently completed as of October 30, 2020). Following consultation with shareholders, the Board expects to recommend an updated distribution policy alongside year end 2020 results.

ArcelorMittal Condensed Consolidated Statement of Financial Position1
In millions of U.S. dollars	Sept 30, 2020	Jun 30, 2020	Dec 31, 2019
ASSETS
Cash and cash equivalents	6,617	5,702	4,995
Trade accounts receivable and other	3,133	3,048	3,569
Inventories	12,327	14,269	17,296
Prepaid expenses and other current assets	2,094	2,199	2,756
Asset held for sale[6]	6,069	—	—
Total Current Assets	30,240	25,218	28,616

Goodwill and intangible assets	4,195	4,944	5,432
Property, plant and equipment	31,326	33,766	36,231
Investments in associates and joint ventures	6,488	6,321	6,529
Deferred tax assets	8,052	8,674	8,680
Other assets	2,224	2,378	2,420
Total Assets	82,525	81,301	87,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,776	3,134	2,869
Trade accounts payable and other	9,389	10,019	12,614
Accrued expenses and other current liabilities	6,036	6,179	5,804
Liabilities held for sale[6]	5,642	—	—
Total Current Liabilities	24,843	19,332	21,287

Long-term debt, net of current portion	9,608	10,414	11,471
Deferred tax liabilities	1,928	2,039	2,331
Other long-term liabilities	8,510	11,918	12,336
Total Liabilities	44,889	43,703	47,425

Equity attributable to the equity holders of the parent	35,838	35,774	38,521
Non-controlling interests	1,798	1,824	1,962
Total Equity	37,636	37,598	40,483
Total Liabilities and Shareholders’ Equity	82,525	81,301	87,908

ArcelorMittal Condensed Consolidated Statement of Operations1
	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2020	Jun 30, 2020	Sept 30, 2019	Sept 30, 2020	Sept 30, 2019
Sales	13,266	10,976	16,634	39,086	55,101
Depreciation (B)	(739)	(739)	(766)	(2,249)	(2,265)
Impairment items[3] (B)	556	—	—	464	(1,097)
Exceptional items[3] (B)	—	(221)	—	(678)	—
Operating income / (loss) (A)	718	(253)	297	112	908
Operating margin %	5.4%	(2.3)%	1.8%	0.3%	1.6%

Income / (loss) from associates, joint ventures and other investments	100	(15)	25	227	327
Net interest expense	(106)	(112)	(152)	(333)	(467)
Foreign exchange and other net financing (loss) / gain	(150)	36	(524)	(565)	(928)
Income / (loss) before taxes and non-controlling interests	562	(344)	(354)	(559)	(160)
Current tax expense	(204)	(100)	(121)	(466)	(526)
Deferred tax (expense) / benefit	(580)	(84)	(64)	(842)	192
Income tax expense	(784)	(184)	(185)	(1,308)	(334)
Loss including non-controlling interests	(222)	(528)	(539)	(1,867)	(494)
Non-controlling interests loss	(39)	(31)	—	(73)	(78)
Net loss attributable to equity holders of the parent	(261)	(559)	(539)	(1,940)	(572)

Basic loss per common share ($)	(0.21)	(0.50)	(0.53)	(1.73)	(0.56)
Diluted loss per common share ($)	(0.21)	(0.50)	(0.53)	(1.73)	(0.56)

Weighted average common shares outstanding (in millions)	1,228	1,119	1,012	1,120	1,013
Diluted weighted average common shares outstanding (in millions)	1,228	1,119	1,012	1,120	1,013

OTHER INFORMATION
EBITDA (C = A-B)	901	707	1,063	2,575	4,270
EBITDA Margin %	6.8%	6.4%	6.4%	6.6%	7.7%

Own iron ore production (Mt)	14.8	13.5	13.6	42.7	42.3
Crude steel production (Mt)	17.2	14.4	22.2	52.7	70.1
Steel shipments (Mt)	17.5	14.8	20.2	51.8	64.8

ArcelorMittal Condensed Consolidated Statement of Cash flows1
	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2020	Jun 30, 2020	Sept 30, 2019	Sept 30, 2020	Sept 30, 2019
Operating activities:
Loss attributable to equity holders of the parent	(261)	(559)	(539)	(1,940)	(572)
Adjustments to reconcile net loss to net cash provided by operations:
Non-controlling interests loss	39	31	—	73	78
Depreciation and impairment items	183	739	766	1,785	3,362
Exceptional items[3]	—	221	—	678	—
(Income) / loss from associates, joint ventures and other investments	(100)	15	(25)	(227)	(327)
Deferred tax expense / (benefit)	580	84	64	842	(192)
Change in working capital	1,072	(392)	(203)	571	(403)
Other operating activities (net)	257	163	265	884	1,139
Net cash provided by operating activities (A)	1,770	302	328	2,666	3,085
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(520)	(401)	(941)	(1,771)	(2,757)
Other investing activities (net)	34	37	125	166	684
Net cash used in investing activities	(486)	(364)	(816)	(1,605)	(2,073)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(270)	(395)	804	(889)	1,136
Dividends paid	(55)	(7)	(61)	(165)	(311)
Share buyback	(13)	—	—	(13)	(90)
Common share offering	—	740	—	740	—
Proceeds from Mandatorily Convertible Notes	—	1,237	—	1,237	—
Lease payments and other financing activities (net)	(63)	(59)	(84)	(181)	(240)
Net cash (used in) / provided by financing activities	(401)	1,516	659	729	495
Net increase in cash and cash equivalents	883	1,454	171	1,790	1,507
Cash and cash equivalents transferred (to) / from assets held for sale	(70)	—	—	(70)	10
Effect of exchange rate changes on cash	73	(13)	(155)	(71)	(153)
Change in cash and cash equivalents	886	1,441	16	1,649	1,364

Free cash flow (C=A+B)	1,250	(99)	(613)	895	328

Appendix 1: Product shipments by region(1)
(000’kt)	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Flat	3,779	3,328	4,454	11,960	13,936
Long	746	485	847	2,077	2,441
NAFTA	4,435	3,797	5,135	13,768	15,892
Flat	1,047	1,074	1,513	3,398	4,775
Long	1,393	994	1,312	3,472	3,742
Brazil	2,425	2,059	2,810	6,835	8,475
Flat	6,025	4,649	7,225	17,697	24,696
Long	2,080	2,054	2,333	6,304	8,037
Europe	8,187	6,817	9,698	24,304	33,062
CIS	1,914	2,032	1,657	5,773	5,338
Africa	585	361	1,060	1,732	3,222
ACIS	2,499	2,395	2,718	7,508	8,562
Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures(1)
(USDm)	3Q 20	2Q 20	3Q 19	9M 20	9M 19
NAFTA	81	107	210	393	536
Brazil	48	29	68	144	232
Europe	222	168	390	713	1,080
ACIS	68	46	153	236	405
Mining	92	46	107	259	347
Total	520	401	941	1,771	2,757
Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects
The following tables summarize the Company’s principal growth and optimization projects involving significant capex.
Completed projects in the past year
Segment	Site / unit	Project	Capacity / details	Completion
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	4Q 2019
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 145kt over ingot route through yield increase	1Q 2020

Ongoing projects
Segment	Site / unit	Project	Capacity / details	Key date / forecast completion
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2021(a)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2021(b)
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2023(c)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(d)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold(d)
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	4Q 2023(e)

a) On September 28, 2017, ArcelorMittal announced a major $1.0 billion, investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The hot strip mill project commenced late 4Q 2017 and is expected to be completed in 2021.

b) Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2021.

c) In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. The project is expected to be completed in 2023.

d) Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both the melt shop expansion (in Juiz de Fora) and the sinter plant, blast furnace and meltshop (in Monlevade) projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

e) ArcelorMittal Liberia has been operating a 5Mt direct shipping ore (DSO) since 2011 (Phase 1). In 2013, the Company had started construction of a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure; this project was then suspended due to the onset of Ebola in West Africa and the subsequent force-majeure declaration by the onsite contracting companies. ArcelorMittal Liberia has now completed the revised detailed feasibility study (which was updated in 2019 to apply best available technology and replace wet with dry stack tailings treatment) for the modular build of a 15 million tonne concentrator (Phase 2), with aligned mine, concentrator, rail and port capacity. The plan is now to recommence the project in 2021, with first concentrate expected in 4Q 2023. The capex required to conclude the project is approximately $0.8 billion as the project is effectively a brownfield opportunity given that 85% of the procurement has already been done (with the equipment on site) and 60% of the civil construction complete.

Appendix 3: Debt repayment schedule as of September 30, 2020
(USD billion)	2020	2021	2022	2023	2024	>2024	Total
Bonds	0.7	0.3	0.6	1.3	1.9	3.5	8.3
Commercial paper	1.2	0.1	—	—	—	—	1.3
Other loans	0.8	0.9	0.5	1.0	0.2	0.7	4.1
Total gross debt	2.7	1.3	1.1	2.3	2.1	4.2	13.7

Appendix 4: Reconciliation of gross debt to net debt
(USD million)	Sept 30, 2020	Jun 30, 2020	Dec 31, 2019	Sep 30, 2019
Gross debt (excluding that held as part of the liabilities held for sale)	13,384	13,548	14,340	14,305
Gross debt held as part of the liabilities held for sale	292	—	—	—
Gross debt	13,676	13,548	14,340	14,305
Less: Cash and cash equivalents	(6,617)	(5,702)	(4,995)	(3,647)
Less: Cash and cash equivalents held as part of the assets held for sale	(70)	—	—	—
Net debt (including that held as part of assets and the liabilities held for sale)	6,989	7,846	9,345	10,658

Net debt / LTM EBITDA	2.0	2.1	1.8	1.7

Appendix 5: Adjusted net (loss) / income
(USDm)	3Q 20	2Q 20	3Q 19	9M 20	9M 19
Net loss	(261)	(559)	(539)	(1,940)	(572)
Impairment items	556	—	—	464	(1,097)
Exceptional items	—	(221)	—	(678)	—
Derecognition of deferred tax assets on disposal of ArcelorMittal USA	(624)	—	—	(624)	—
Adjusted net (loss) / income	(193)	(338)	(539)	(1,102)	525

Appendix 6: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Adjusted net (loss) / income: refers to reported net (loss)/income less impairment items, exceptional items and derecognition of deferred tax assets on disposal of ArcelorMittal USA.
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles.
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
EBITDA: operating results plus depreciation, impairment items and exceptional items.
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Foreign exchange and other net financing (loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Free cash flow (FCF): refers to net cash provided by operating activities less capex.
Gross debt: long-term debt and short-term debt (including that held as part of the liabilities held for sale).
Impairment items: refers to impairment charges net of reversals.
Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.
LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
Mt: refers to million metric tonnes.

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.
Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
Net debt: long-term debt and short-term debt less cash and cash equivalents (including those held as part of assets and liabilities held for sale).
Net debt/LTM EBITDA: refers to Net debt divided by EBITDA (as used in the Company’s financial reporting) over the last twelve months.
Net interest expense: includes interest expense less interest income
On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
Operating results: refers to operating income/(loss).
Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.
Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Steel-only EBITDA: calculated as EBITDA total less Mining segment EBITDA.
Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.
Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.
YoY: refers to year-on-year.

Footnotes
1.
The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for the full year 2020 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal also presents Adjusted net (loss) / income as it believes it is a useful measure for the underlying business performance excluding impairment items, exceptional items and derecogniton of deferred tax assets on disposal of ArcelorMittal USA. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash Flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the last twelve month period, which investors may find useful in understanding the Company’s ability to service its debt. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal’s financial information prepared in accordance with IFRS.

2.	Excluding the impact of ArcelorMittal Italia, the LTIF was 0.56x for 3Q 2020 as compared to 0.50x for 2Q 2020 and 0.82x for 3Q 2019.
3.
Impairment items for 3Q 2020 were gains of $556 million, consisted of partial reversal of previously recorded impairment charges following the announced sale of ArcelorMittal USA ($660 million) and an impairment charge of $104 million related to the permanent closure of a blast furnace and steel plant in Krakow (Poland). In accordance with IFRS, immediately before the initial classification as held for sale, the Company ensured that the carrying amount of the divested business is measured in accordance with the applicable IFRS as of September 30, 2020. Therefore, the Company determined the recoverable amount of tangible assets based on the Fair Value Less Cost of Disposal (“FVLCD”), which was calculated using the market approach. As a result, the Company identified a reversal of $660 million of impairment losses recognized in the prior fiscal year. Exceptional items for 3Q 2020 and 3Q 2019 were nil. Exceptional items in 2Q 2020 of $221 million include inventory related charges in NAFTA. Impairment net reversals for 9M 2020 were $464 million and primarily relate to the partial reversal of previously recorded impairment charges following the announced sale of ArcelorMittal USA ($660 million), offset in part by impairment charges of $104 million following of permanent closure of a blast furnace and steel plant in Krakow (Poland) and the permanent closure of the coke plant in Florange (France), at the end of April 2020 ($92 million). Impairment charges for 9M 2019 were $1.1 billion related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment of the fixed assets of ArcelorMittal USA ($0.6 billion).

4.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
5.
On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options.  During the fourth quarter of 2019, ArcelorMittal executed the option to extend the facility to December 19, 2024. The extension was completed for $5.4 billion of the available amount, with the remaining $0.1 billion remaining with a maturity of December 19, 2023. The facility may be further extended for an additional year in December 2020. As of September 30, 2020, the $5.5 billion revolving credit facility was fully available. On May 5, 2020, ArcelorMittal and a syndicate of banks signed a credit facility with tranches of $0.7 billion and €2.1 billion (the “New Credit Facility”). Subsequently, the Company’s share offering, which closed on May 14, 2020, and the mandatorily convertible notes offering, which closed on May 18, 2020, resulted in the cancellation of commitments of an equivalent amount under the New Credit Facility that ArcelorMittal had entered into on May 5, 2020. Subsequently, on July 17, 2020, ArcelorMittal sent a cancellation notice for all unused amounts under the New Credit Facility. The cancellation notice was effective on July 22, 2020. As of such date, the facility was terminated.

6.
Assets and liabilities held for sale, as of September 30, 2020 include the assets and liabilities of ArcelorMittal USA (as well as Princeton and Monessen and certain other entities within the scope of the sale of ArcelorMittal USA).

7.
AMNS India key performance indicators for 3Q 2020 are as follows: AMNS India’s operations were impacted by the COVID-19 pandemic during 2Q 2020 with lockdown measures (in particular impacting April 2020). Since then lock down measures have been lifted, demand has improved and the assets are currently running at higher utilization levels. 3Q 2020 crude steel production was 1.8Mt (vs 1.2Mt in 2Q 2020) and EBITDA was $176 million (with 9M 2020 EBITDA of $423 million). Maintenance capital expenditures, interest expenses and cash tax expense for 2020 are expected to total less than $250 million per annum.

8.
On September 29, 2020, ArcelorMittal South Africa issued an announcement stating: On July 16, 2020, shareholders were informed that, having reassessed it strategic asset footprint for 2020, ArcelorMittal South Africa had decided to idle Blast Furnace C (“BF C”) at Vanderbijlpark and the Vereeniging Electric Arc Furnace until demand recovered. In terms of the recent assessment of the market, an increase in demand is evident resulting from construction projects in process of being completed, retail outlets responding to higher demand and destocking (running at lower stock levels) in the steel value chain prior to lockdown. Responding to the increased demand, ArcelorMittal South Africa has taken the decision to restart the second blast furnace at its Vanderbijlpark site in January 2021. This will add around 600 000 tons of additional annual flat steel production volumes. The additional volumes are the minimum that can be added through the restart of BF C and given the current demand expectations for 2021, exports will be required for certain of the additional volumes.

9.
The Company is offering green steel using a system of certificates. These will be issued by an independent auditor to certify tonnes of CO2 savings achieved through the Company’s investment in decarbonization technologies in Europe. Net-zero equivalence is determined by assigning CO2 savings certificates equivalent to CO2 per tonne of steel produced in 2018 as the reference. The certificates will relate to the tonnes of CO2 saved in total, as a direct result of the decarbonization projects being implemented across a number of its European sites.

10.	For the balance sheet carrying values please refer to the financial statements included in ArcelorMittal’s 2019 annual report on Form 20-F.

Third quarter 2020 earnings analyst conference call
ArcelorMittal management (including CEO and CFO) will host a conference call for members of the investment community to present and comment on the three-month and nine-month periods ended September 30, 2020 on: Thursday November 5, 2020 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.
The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0808 238 0676	+44 (0)203 057 6900	7995055#
US local:	+1 866 220 1433	+1 347 903 0960	7995055#
France:	0805 101 469	+33 1 7070 6079	7995055#
Germany:	0800 588 9185	+49 69 2222 2624	7995055#
Spain:	900 828 532	+34 914 144 464	7995055#
Luxembourg:	800 23 023	+352 2786 0311	7995055#
Join the call via telephone using the participant code 7995055# or alternatively use the live audio webcast link  https://interface.eviscomedia.com/player/1130/index.en.html

Please visit the results section on our website to listen to the reply once the event has finished https://corporate.arcelormittal.com/investors/results

Forward-Looking Statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.